Filed by: Verigy Ltd.

pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

TO: All Verigy Employees

FROM:	Keith Barnes, Chairman and CEO Jorge Titinger, President and COO

SUBJECT: Verigy and LTX-Credence Announce Definitive Merger Agreement

Today, Verigy and LTX-Credence signed an agreement to merge our two companies. The combined company, to be called Verigy, will have the strength and scope to provide customers with an expanded portfolio of innovative test solutions across all semiconductor market segments and a larger service and support network worldwide. We are excited about the possibilities that this new company represents for our customers, our shareholders, and you, our valued employees.

A Complementary Combination for Growth and Strength

As Verigy and LTX-Credence discussed the possibility of merging, it became clear that by combining forces, we believe the new Verigy will emerge as a stronger company — with better financial results, and that is well positioned to service the worldwide semiconductor test market and compete for market leadership.

You often ask us how we plan to grow Verigy. Thanks to your efforts, innovation at Verigy has led to the successful introduction of many new products and organic growth in our markets. With the combination of Verigy and LTX-Credence, we will leverage our innovative success in a meaningful way — by strengthening our market position tremendously, enabling long-term growth, and allowing us to capture significant synergies.

Verigy and LTX-Credence complement each other in several strategic ways. Our success in the SOC market, particularly in CPUs, chipsets/graphics, mobile processors and integrated RF devices, combined with LTX-Credence’s success in analog, power management, MCU, standalone RF, and automotive, creates a powerful and comprehensive product and market portfolio. Verigy broadens this portfolio with both our memory testers and probe cards. As a result of this combination, the new Verigy will:

•	offer products serving all of the major semiconductor device markets;

•	have one of the largest installed bases of test equipment in the vital Southeast Asia market;

•	be a technical leader in key markets with a world-class customer support network;

•	have a talented global workforce.

Additionally, because of the minimal overlap between Verigy and LTX-Credence customers, we believe that there will be valuable opportunities to accelerate the market penetration of the combined product portfolio.

Benefit to Employees

As the new Verigy, we will be bigger, stronger, and better, and this provides opportunities for our employees as well. We expect the broader customer base and more diversified product portfolio to mean greater stability for the combined company in an often volatile industry. We also believe that our enhanced scope and scale will provide more opportunities for employee career growth and development. In addition, employees will share in the financial success of the combined company.

What to Expect Moving Forward

The merger is subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals. We expect to close the transaction in the first half of calendar 2011. Until then, Verigy and LTX-Credence will continue to operate as independent companies and respectful competitors.

Upon closing, an experienced executive team will oversee the integration of the two companies. Keith Barnes will be chairman of the combined company’s new board of directors. Verigy president and COO, Jorge Titinger, and LTX-Credence president and CEO, David Tacelli, will serve as co-CEOs of the combined company, and Verigy CFO, Bob Nikl, will continue as CFO. The combined company will be headquartered in Singapore with U.S. headquarters in Cupertino.

To facilitate the leadership change, Keith Barnes will transition from Verigy CEO to Verigy chairman of the board of directors as of Dec. 31, 2010, and Jorge Titinger will be promoted to CEO and president. The merger and related proxy filing provide a logical opportunity to accelerate this planned succession. This will allow Keith, as Verigy’s chairman, to focus on the investor community and to work toward successfully closing the merger transaction.

Our Commitment to You

There are always challenges in integrating one organization with another, and we will make every effort to ensure a smooth transition. We ask for your patience as we move first through the approval process and then through integration of the two companies. At times, you will have more questions than we have answers. When we have additional information that we can share, we will communicate it to you as soon as we can. For now, please take advantage of the information resources listed below to learn more.

Again, we want to thank you for your hard work and dedication, which will enable Verigy to move strongly into this important new chapter of our company. Apart, Verigy and LTX-Credence are good companies. Together, we can be great!

Additional Information and Where You Can Find It

•	Merger Agreement Information Page on Inside Verigy (press release, FAQs, slides)

•	LTX-Credence website

•	Employee meetings will be scheduled by region and/or team

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Investor Call on Nov. 18 at 5:30 a.m. PT – Access the live call at http://investor.verigy.com. A replay will be available for 14 days after the call by dialing +1-888-286-8010 (for international, dial +1-617-801-6888) and entering passcode 11544361.

This communication may be deemed to be solicitation material in respect of the proposed transaction between Verigy and LTX-Credence. In connection with the transaction, Verigy and Holdco will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and security holders of Verigy and LTX-Credence are urged to read the registration statement and joint proxy statement/prospectus when it becomes available because it will contain important information about Verigy, Holdco, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy, Holdco or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy or Holdco and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. As of February 12, 2010, Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7%, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9%, of LTX-Credence’s common stock. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the ability of the combined company to provide customers with an expanded portfolio of innovative test solutions across all semiconductor market segments and a larger service and support network worldwide; the strength of the combined company’s financial position; the ability of the combined company to service the worldwide semiconductor test market and compete for market leadership; the ability of the combined company to strengthen its market position, to enable long-term growth, and to allow the combined company to capture significant synergies; expectations about the opportunities to accelerate the market penetration of the combined product portfolio; expectations that the broader customer base and more diversified product portfolio will mean greater stability for the combined company; our belief that the transaction will provide more opportunities for employee career growth and development and that employees will share in the financial success of the combined company; expectations about the combined company’s leadership and board composition; expectations regarding the approval and closing of the proposed transaction; and other statements regarding the proposed transaction. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this letter.

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